SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2006

Copa Holdings, S.A.
 (Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Copa Airlines Announces Acquisition of a New Boeing 737-800 and
Three Additional Embraer 190s

Panamanian Airline Continues Expansion of Its Fleet, One of the Youngest
In the Region

          PANAMA CITY, April 20 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), today announced acquisition of a new Boeing 737-800, bringing the airline’s firm order for Boeing 737 Next Generation aircraft to eight, with rights of purchase for nine more.  Copa also will acquire three new Embraer 190 aircraft; the airline now has a firm order for 13 Embraer aircraft, with an option to buy 15 more. The new Boeing 737-800 and the three Embraer 190s represent a list-price investment of approximately U.S. $180 million.

          Copa will take delivery of the first Embraer 190 aircraft in this order in October 2007 and the other two in October and November of 2008.  Delivery of the Boeing 737-800 is planned for October 2009.

           “These new aircraft demonstrate the continuation of our regional expansion strategy, providing our passengers more destinations and frequencies through the Hub of the Americas,” said Pedro Heilbron, CEO of Copa Airlines.  “Our fleet’s advanced technology and on-board comfort complement the world-class service that makes Copa the best travel option in the Americas.”

          The Boeing 737-800 is the largest aircraft in Copa Airlines’ fleet, with capacity for 155 passengers, 14 in Executive Class and 141 in the main cabin. It incorporates high-tech aviation technology such as “winglets” and “Vertical Situation Display,” an advanced ground-proximity alert system.  The aircraft has a spacious interior, large overhead luggage compartments, seats with adjustable headrests, and a 12-channel audio/video entertainment system.

          The Embraer 190 is configured with 94 seats, 10 in Business Class (Clase Ejecutiva) and 84 in economy class.  In addition, the aircraft is equipped with modern aviation technological features such as “winglets,” ultra- efficient and powerful GE CF34-10E engines, and the latest “fly-by-wire” Honeywell Corporation aircraft technology.

          Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America.  Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa currently offers approximately 92 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Copa and Continental also share a strategic alliance partnership that includes joint participation in Continental’s award- winning frequent flyer program, OnePass.  Copa Airlines offers nonstop service to Panama City from four U.S. cities: daily from New York City, twice daily from Miami, daily from Los Angeles, and five times a week from Orlando.   For more company information, visit http://www.copaair.com .

          CPA-G

SOURCE  Copa Airlines
          -0-                                        04/20/2006
          /CONTACT:  Paola Valdes, Copa Airlines, Panama, +011-507-304-2927, or
Michelle Mayorga, U.S., +1-210-226-2926, for Copa Airlines/
           /Web site:  http://www.copaair.com /

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 04/20/2006

	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO